



06004579

SECURI_____ __ _____ _____MMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER
8-66202

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING _____12/31/05_____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Safe Harbor Securities, Inc. (A Development Stage Company)

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM ID. NO.

3131 Turtle Creek Blvd., Suite 915
                                                (No. and Street)

Dallas	Texas	75219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
                                                (Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

JUL 1 0 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Steven Oberle__ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Safe Harbor Securities, Inc.__ _____ , as of __December 31__ _____ , 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

DEBORAH G. MEANS
Notary Public, State of Texas
My Commission Expires
SEPT. 12, 2009

_____
Signature

President & CEO
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SAFE HARBOR SECURITIES, INC.
(A Development Stage Company)

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2005

SAFE HARBOR SECURITIES, INC.
(A Development Stage Company)

CONTENTS



INDEPENDENT AUDITOR'S REPORT

Board of Directors
Safe Harbor Securities, Inc.

We have audited the accompanying statement of financial condition of Safe Harbor Securities, Inc., (a development stage company) as of December 31, 2005, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Safe Harbor Securities, Inc., as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co. W.2LP

CF & Co., L.L.P.

Dallas, Texas
February 17, 2006

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

SAFE HARBOR SECURITIES, INC.
(A Development Stage Company)
Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$ 19,154
Receivable from broker-dealers and clearing organizations	25,113
Property and equipment	715
Other assets	13,583
	$ 58,565

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities
Accounts payable and accrued expenses	$ 1,967
	1,967

Stockholder's equity
Common stock, 1,000,000 shares authorized, $.01 par value, 100,000 shares issued and outstanding	1,000
Additional paid-in capital	93,057
Retained earnings (deficit)	(37,459)
Total stockholder's equity	56,598
	$ 58,565

The accompanying notes are an integral part of these financial statements.

SAFE HARBOR SECURITIES, INC.
(A Development Stage Company)
Statement of Income
For the Year Ended December 31, 2005

Revenues	
Interest income	$ 93
	93
Expenses	
Regulatory fees and expenses	2,185
Other expenses	9,976
	12,161
Loss before income tax expense	(12,068)
Income tax expense	-0-
Net loss	$ (12,068)

The accompanying notes are an integral part of these financial statements.

SAFE HARBOR SECURITIES, INC.
(A Development Stage Company)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2004	100,000	$ 1,000	$ 63,057	$ (25,391)	$ 38,666
Capital contributions			30,000		30,000
Net loss				(12,068)	(12,068)
Balances at December 31, 2005	100,000	$ 1,000	$ 93,057	$ (37,459)	$ 56,598

The accompanying notes are an integral part of these financial statements.

SAFE HARBOR SECURITIES, INC.
(A Development Stage Company)
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2005

Balance at December 31, 2004	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2005	$	-0-

The accompanying notes are an integral part of these financial statements.

SAFE HARBOR SECURITIES, INC.
(A Development Stage Company)
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities
Net loss $ (12,068)
Adjustments to reconcile net loss to net cash
    provided (used) by operating activities:
    Change in operating assets and liabilities:
        Increase in receivable from broker-dealers
            and clearing organizations (70)
        Increase in other assets (13,283)
        Increase in accounts payable and accrued expenses 1,916

Net cash provided (used) by operating activities (23,505)

Cash flows from investing activities
Purchase of property and equipment (715)

Net cash provided (used) by investing activities (715)

Cash flows from financing activities
Capital contributions 30,000

Net cash provided (used) by financing activities 30,000

Net increase (decrease) in cash 5,780

Cash at beginning of period 13,374

Cash at end of period $ 19,154

Supplemental schedule of cash flow information

Cash paid during the period for:

Interest $ -0-

Income taxes $ -0-

The accompanying notes are an integral part of these financial statements.

Page 6

Note 1 -   Summary of Significant Accounting Policies

Safe Harbor Securities, Inc. (a development stage company), (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, security transactions, and the related commission income and expenses, are recorded on a trade date basis.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of approximately $41,798 and net capital requirements of $5,000. The Company's ratio of aggregated indebtedness to net capital was .05 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

SAFE HARBOR SECURITIES, INC.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2005

Note 3 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 -   Federal Income Taxes

The Company files as an "S" corporation for federal income tax purposes. The Company's net income is taxed at the shareholder level rather than at the corporation level for federal income tax purposes, and thus, no provision for federal income taxes has been made in the accompanying financial statements.

Note 5 -   Development Stage Operations

The Company is a development stage company since it has not commenced operations as of December 31, 2005. The Company's activities during the year ended December 31, 2005 was directed toward maintaining its status as a registered broker-dealer in securities. The Company's intention is to sell securities products in the near future.

Note 6 -   Lease Commitments

The Company leases office space under long-term non-cancelable leases. Minimum lease payments under the leases at December 31, 2005 are as follows:

December 31,	
2006	$ 16,668
2007	16,668
2008	16,668
2009	2,778
	$ 52,782

Rental expense for the year ended December 31, 2005 was $0.

Note 7 -   Property and Equipment

The classes of property and equipment and the related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Computer equipment	$ 715	$ -0-	$ 715

Depreciation expense for the year ended December 31, 2005 was $0. Equipment was not yet put into service.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2005

Schedule I

<u>SAFE HARBOR SECURITIES, INC.</u>
(A Development Stage Company)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 56,598
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		56,598
Deductions and/or charges		
Non-allowable assets:		
Property and equipment	$ 715	
Other assets	13,583	(14,298)
Net capital before haircuts on securities positions		42,300
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		502
Net capital		$ 41,798

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 1,967
Total aggregate indebtedness	$ 1,967

<u>SAFE HARBOR SECURITIES, INC.</u>
<u>(A Development Stage Company)</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2005</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 3/4% of total
    aggregate indebtedness)   <u>$ 131</u>

Minimum dollar net capital requirement of
    reporting broker or dealer   <u>$ 5,000</u>

Net capital requirement (greater of above two
    minimum requirement amounts)   <u>$ 5,000</u>

Net capital in excess of required minimum   <u>$ 36,798</u>

Excess net capital at 1000%   <u>$ 41,601</u>

Ratio: Aggregate indebtedness to net capital   <u>.05 to 1</u>

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

<u>SAFE HARBOR SECURITIES, INC.</u>
<u>(A Development Stage Company)</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2005</u>

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Emmett A. Larkin Company, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2005



CF & Co., L.L.P

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Safe Harbor Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Safe Harbor Securities, Inc., (a development stage company), (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CFAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 17, 2006